Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

Vitex filed a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger are available in the Joint Proxy Statement/Prospectus.

vitex

vitex

© 2003 V.I. Technologies, Inc.
All Rights Reserved

p:\docs\307\s30704265.ppt

p:\docs\307\s30704285.ppt

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Safe Harbor Statement

Except for the historical information contained herein, the matters discussed including the potential annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as results achieved in the company’s research and clinical trial programs, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impacts of competitive products and pricing, government regulation of the company’s products and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex Investment Highlights

Dynamic new biopharmaceutical company Innovative products for serious infectious diseases Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products

> $ 8 billion worldwide markets

Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Why Merge?

	Vitex	Panacos	Combined Company
Clinical Stage	Phase 3	Phase 1	Phase 1 – 3
Market Size	$2 – 3 B	$ 6 B	> $ 8 B
Issued Patents	32	17	49
Research Pipeline	Limited	Strong	Strong
Technology	Blood safety	Therapeutics	Therapeutics + Blood safety
Access to public equity	Yes	No	Yes
Management	Development, commercial	Discovery, development	Discovery, development, commercial
Near-term potential milestones	Limited	Numerous	Numerous

vitex

3

© 2003 V.I. Technologies, Inc.
All Rights Reserved

Why Merge?

Vitex Panacos Combined Company

Clinical Stage Phase 3 Phase 1 Phase 1 – 3

Market Size $2 – 3 B $ 6 B > $ 8 B

Issued Patents 32 17 49

Research Limited Strong Strong

Pipeline

Technology Blood safety Therapeutics Therapeutics + Blood safety

Access to Yes No Yes

public equity

Management Development, Discovery, Discovery, development,

commercial development commercial

Near-term Limited Numerous Numerous

potential

milestones

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex Anti-infective Technologies

Blood Safety	Antiviral Therapeutics
- INACTINE Red Blood Cells	- PA-457 for drug-resistant HIV
- Phase 3	- Phase 1
- $2 B Market	- $6 B HIV Market
	- Major drug discovery platforms for HIV & other viruses

vitex

4

© 2003 V.I. Technologies, Inc.
All Rights Reserved

Vitex Anti-infective Technologies

Blood Safety

INACTINE Red Blood Cells

Phase 3

$ 2 B Market

Antiviral Therapeutics

PA-457 for drug-resistant HIV

Phase 1

$ 6 B HIV Market

Major drug discovery platforms for HIV & other viruses

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Combined Company Pipeline

Research
Preclinical
Phase 1
Phase 2
Phase 3
INACTINE RBC
PA-457
H2 '04
HIV Fusion Inhibitor
2005
Second Generation HIV Maturation Inhibitor
2006
RSV Fusion Inhibitor
Target

vitex
5
© 2003 V.I. Technologies, Inc.
All Rights Reserved

Combined Company Pipeline

Research Preclinical Phase 1 Phase 2 Phase 3

INACTINE RBC

PA-457

HIV Fusion Inhibitor

Second Generation HIV Maturation Inhibitor

RSV Fusion Inhibitor

H2 ‘04

2005

2006

Target

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Anti-infective Therapeutics

Urgent global healthcare need, new and resistant infections Large markets worldwide

HIV drugs > $6.2 B in 2003, growing 11% /yr.

Highest approvability, shortest development times

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Drug Resistance - Principal Problem in HIV Treatment

vitex

7

© 2003 V.I. Technologies, Inc.
All Rights Reserved

Drug Resistance - Principal Problem in HIV Treatment

U.S. Treated HIV Patients

400,000 300,000 200,000 100,000 0

Total Treated HIV Patients*

Patients with Resistant HIV

2004 2006 2008 2010

Year

* Current recommended initial therapy: 2 NRTI + 1 NNRTI or 2 NRTI + 1 PI

© 2003 V.I. Technologies, Inc.

All Rights Reserved

PANACOS Scientific Management

Graham P. Allaway, Ph.D. Chief Operating Officer

Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Carl T. Wild, Ph.D. Chief Science Officer

Boston Biomedica; Duke University; Panacos Co-founder

David E. Martin, PharmD VP, Drug Development

DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Therapeutic Discovery Targets

Virus
Cell
Panacos
PHARMACEUTICALS
Drugs that block virus fusion
Panacos
PHARMACEUTICALS
Drugs that block virus maturation

vitex
9
© 2003 V.I. Technologies, Inc.
All Rights Reserved

Therapeutic Discovery Targets

Drugs that block virus fusion

Virus

Cell

Drugs that block virus maturation

© 2003 V.I. Technologies, Inc.

All Rights Reserved

PA-457: First-in-Class Maturation Inhibitor

Potent against drug-resistant and drug-sensitive HIV Daily oral dosing Potential benefit to treated and new patients Highly effective in animal model of human HIV Estimated annual sales potential ~ $500 million - $1 billion

HIV Level

(in animal model)

© 2003 V.I. Technologies, Inc.

All Rights Reserved

400,000 300,000 200,000 100,000

No Treatment 3TC PA-457

Rapid Adoption of Significant New HIV Drugs

Annual Revenue (Millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
$16
$226
$567
$30
$292
$563
$752
$68
$455
$544
$10
$242
$505
$617
'01 '02 '03
Viread
'00 '01 '02 '03
Kaletra
'01 '02 '03
Sustiva
'00 '01 '02 '03
Trizivir

Source: Legg Mason

© 2003 V.I. Technologies, Inc. All Rights Reserved

vitex

11

Rapid Adoption of Significant New HIV Drugs $752 $800 $700 $600 $500 $400 $300 $200 $100 $0

Annual Revenue (Millions) $617

Viread Kaletra Sustiva Trizivir

© 2003 V.I. Technologies, Inc.

All Rights Source: Legg Mason Reserved

‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03 ‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03 $16 $226 $567 $30 $292 $563 $68 $455 $544 $10 $242 $505

PA 457: Additional Advantages

Synergy with existing drugs Straightforward manufacture Phase II partnering opportunity

© 2003 V.I. Technologies, Inc.

All Rights Reserved

PA-457 Clinical Development Milestones

Phase 1 Single dose study begun Q1 2004

Successfully completed Q2 2004

Phase 1 Multiple dose study begun Q2 2004

Results anticipated H2 2004

PA-457 data to be summarized at XV International AIDS Conference, Bangkok, July, 2004

Phase 2 to begin H2 2004

HIV-infected subjects Results anticipated H1 2005

Target Phase 3 2006/7; NDA 2007

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Panacos Clinical Advisory Group

Jeff Jacobson, MD - Beth Israel; Panacos SAB member

Steve Deeks, MD - UCSF

Roy Gulick, MD - Cornell University; Chairman, FDA Antiviral Drugs Advisory Committee

Michael Lederman,MD - Case Western Reserve

Ron Mitsuyasu, MD - UCLA

Mike Saag, MD - University of Alabama, Birmingham

Dan Kurtizkes, MD - Harvard University

Rob Murphy, MD - Northwestern University

Joe Eron, MD - UNC, Chapel Hill

Bill Powderly, MD - Washington University

Susan Swindells, MD - University of Nebraska

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Expanding Pipeline: Viral Fusion Inhibition

Why fusion inhibition?

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Novel target – effective for drug-resistant HIV Fuzeon (Trimeris/Roche) provides proof of concept Market potential $500M—$1B for oral fusion inhibitor Unique, proprietary discovery platform

Member of Fuzeon discovery team leads our small molecule effort

Goal: Select a Lead Fusion Inhibitor Candidate

HIV fusion inhibitor hits identified, confirmed in secondary screens

Hit-to-lead optimization in progress

Goal: IND filing in 18 – 24 months

Issued patent protection on novel high throughput assay

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Commercial Strategy for Antiviral Therapeutics

Competition

PA-457: None known, proprietary. Oral fusion inhibitors: Leading position

Commercial strategy

PA-457: Partner after Phase 2; co-market in North America Subsequent products: Retain maximum value

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Summary – Antiviral Therapeutics

Innovative antiviral drugs with novel mechanisms of action

PA-457, a first-in-class antiretroviral based on maturation inhibition

Drug-resistant & drug-sensitive HIV; once daily oral dosing In Phase 1; Begin Phase 2 H2 2004, results H1 2005

Innovative, proprietary discovery research platforms

© 2003 V.I. Technologies, Inc.

All Rights Reserved

INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

vitex

19

© 2003 V.I. Technologies, Inc.
All Rights Reserved

INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Infections Transmitted by Blood Transfusions

A major problem in blood safety today

Multiple causes

Infections that escape detection Infections not tested for Emerging threats

More testing not the solution

Delays, expense, inaccuracy

HIV Hep B Hep C West Nile

CMV Herpes Malaria Chagas Parvo EBV Babesia Lyme

SARS Avian flu Hep E Hep G vCJD TTV

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Large Global Market

Over 40 million units are transfused annually with 80%+ estimated to be used in an acute transfusions

15.3

18.5

6.2

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Unique Value of INACTINE™ Red Blood Cells

Highly purified red blood cell product

Multiple potential benefits

Reduce infectivity of viruses, bacteria, parasites Reduce transfusion reactions from plasma proteins, leukocytes, platelets Reduce GvHD Remove prion proteins Reduce testing for new infectious agents

© 2003 V.I. Technologies, Inc.

All Rights Reserved

INACTINE™ Development Status

INACTINE Red Cells in Phase 3 for acute transfusion

Acute indications account for most transfusions Chronic transfusion use under review

Milestones

Complete patient enrollment in ongoing Phase 3 study in 2004 Review regulatory approval strategy with FDA

© 2003 V.I. Technologies, Inc.

All Rights Reserved

INACTINE™: Commercial Strategy

Competition

No competing red cell technology in clinical trials

Commercial strategy

Partner after Phase 3; launch in U.S. first Manufacturing and distribution

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex Intellectual Property

vitex
25
© 2003 V.I. Technologies, Inc.
All Rights Reserved

Vitex Panacos Combined

Issued Patents (U.S. & Foreign) 32 17 49

Pending Patents (U.S. & Foreign) 66 32 98

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex Management Team

Samuel K. Ackerman, M.D Chairman and CEO

NIH; FDA; Pentose Pharmaceuticals; CoPharma; Cyclis Pharmaceuticals

John Barr President

Baxter Healthcare; Haemonetics

Graham P. Allaway, Ph.D. Chief Operating Officer

Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Bernadette L. Alford, Ph.D. EVP, Regulatory, Clinical, Development

Biopure; Alexion; Repligen

Carl Wild, Ph.D. Chief Science Officer

Duke University; BBI; Panacos Co-founder

David E. Martin, Pharm. D. VP, Development

DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

Thomas Higgins EVP and CFO

Price Waterhouse; Cabot Corporation

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Anticipated Milestones

- Completed Single-dose Phase 1 study of PA-457

- Completed Initiation of multiple-dose Phase 1 study of PA-457

- July, 2004 Report PA-457 data, International AIDS Conference, Bangkok

- H2, 2004 Preliminary results, Multiple-dose Phase 1 study PA-457

- H2, 2004 Initiation of PA-457 Phase 2

- H2, 2004 Complete accrual Phase 3 study INACTINE

- H1, 2005 Preliminary results PA-457 initial Phase 2

- H1, 2005 Advance HIV fusion inhibitor to preclinical development

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Merger Transaction Overview

All Stock Transaction

Terms:

1. Transaction Closing – 25 million Vitex shares for 100% Panacos equity Target Q3 2004

2. Milestone I – 5 million Vitex shares

Successful completion of multiple dose Phase I Estimate Q4 2004

3. Milestone II – 15 million Vitex shares

Successful completion of Phase 2a Estimate Q2 2005

Process:

- Filing and effectiveness of registration statement

- Shareholder approval of transaction

- Accounting will reflect IPR&D charge

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Pro Forma Balance Sheet 3/31/04 (000’s)

As Reported Vitex/Panacos Pro Forma

Assets

Cash $ 14,029 $ 27,919

Other current assets 593 65

Total current assets 14,622 27,984

Long-term assets 5,992 7,911

Total Assets $ 20,614 $ 35,895

Liabilities & Stockholders’ Equity

Current payables and other $ 3,794 $ 5,815

Long-term debt 1,097 1,215

Total liabilities 4,891 7,030

Paid-in-capital 170,640 204,313

Accumulated deficit (154,917) (175,448)

Total stockholders’ equity 15,723 28,865

Total Liabilities and Equity $ 20,614 $ 35,895

Note: includes Panacos “C” round financing

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex Investment Highlights

Dynamic new biopharmaceutical company

Innovative products for serious infectious diseases

Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products > $8 billion worldwide markets Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’s directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

© 2003 V.I. Technologies, Inc.

All Rights Reserved

vitex

vitex

© 2003 V.I. Technologies, Inc.
All Rights Reserved

© 2003 V.I. Technologies, Inc.

All Rights Reserved p:\docs\307\s30704285.ppt

Panacos, Vitex Merging In $27M Stock Exchange, Plus Milestones

By Aaron Lorenzo

Senior Staff Writer

June 4, 2004

BioWorld Today

Bringing together two infectious disease pipelines, Panacos Pharmaceuticals Inc. entered a definitive merger agreement with V.I. Technologies Inc., also called Vitex.

Publicly traded Vitex, which is developing anti-infective technologies to improve blood safety, is testing its Inactine technology in a Phase III program for the inactivation of pathogens in red blood cells. Privately held Panacos’ portfolio features small-molecule antiviral drugs such as PA-457, a first-in-class HIV-maturation inhibitor in Phase I testing.

Watertown, Mass.-based Vitex will issue 25 million common shares in exchange for all of Panacos’ outstanding shares upon closing the transaction, expected next quarter. That values the merger at about $27 million, based on Wednesday’s $1.08 closing price of Vitex stock. Given that price, the merger’s worth to Panacos stockholders could grow to $48.6 million if various near-term clinical milestones for PA-457 are met, triggering Vitex to issue up to an additional 20 million shares.

Vitex’s stock (NASDAQ:VITX) traded up 7 cents Thursday to close at $1.15. The merged company will be headed by Samuel Ackerman, a familiar figure to both firms’ management teams – Ackerman is Vitex’s chairman and the chairman and acting CEO of Panacos. He will continue as chairman and CEO of the combined business, which will be called V.I. Technologies.

“There is excellent synergy in their pipelines,” Ackerman told BioWorld Today. “The Panacos programs involve innovative antiviral drugs for HIV therapy and other serious viral illnesses, based on new viral targets. The Panacos scientists discovered viral maturation as a target for HIV drug discovery, and they also have a platform in which they are discovering new oral viral fusion-inhibitor products. Both of these give to Vitex a major entry into high-value, anti-infective therapeutics, which extends its technologies substantially beyond the blood-safety program.”

For Gaithersburg, Md.-based Panacos, Ackerman said merging with a company that has a late-stage program also is advantageous. For the new entity, there is a synergy in the combination of Panacos’ drug discovery research, pharmacology and early stage clinical trial experience with Vitex’s late-stage clinical trial history and its infrastructure.

A recently concluded, dose-escalating Phase I trial of PA-457 showed that the product was well tolerated and exhibited favorable oral bioavailability and pharmacokinetics in healthy volunteers. A multiple-dose Phase I study is under way, and the combined company will look to begin a proof-of-concept Phase IIa trial in HIV-infected subjects later this year. Completion of both represents milestones for which Vitex would issue additional shares to Panacos stockholders – they would receive 5 million shares at the end of the ongoing Phase I trial and 15 million shares at the end of the proposed Phase IIa study.

PA-457, which has shown activity against HIV strains resistant to current therapies, was discovered through a collaboration with the University of North Carolina at Chapel Hill. That agreement dates to Panacos’ origins within Boston Biomedica Inc., a diagnostics company based in West Bridgewater, Mass.

Vitex’s Inactine technology is designed to inactivate a range of viruses, bacteria and parasites, and has demonstrated an ability to remove prion proteins. It works by attaching to the RNA or DNA of the pathogen, forming an irreversible bond to the pathogenic nucleic acid, thus preventing replication and effectively killing the pathogens.

The Phase III program involves 22 sites around the U.S., and the system primarily is expected to see use in acute patients.

“The development programs of both companies are going to continue in parallel,” Ackerman said, adding that the merger would not result in a reduction in headcount. “We’re going to keep everybody very busy with the programs we have and hope to grow.”

Operations will be maintained at each company’s respective sites. Graham Allaway, Panacos’ chief operating officer and co-founder, will continue to have responsibility for the Panacos programs in the combined company. Its oral HIV fusion-inhibitor technology, which is being developed under the direction of Carl Wild, the company’s other co-founder, is scheduled to enter preclinical development next year. Earlier-stage research is focused on a second-generation maturation inhibitor product and a fusion inhibitor for respiratory syncytial virus.

Panacos, which employs 19 people, has raised more than $26 million in two rounds of private equity funding since its 2000 inception, including an $18.3 million financing last month. Its investors include Ampersand Ventures, A.M. Pappas & Co., Mitsui & Co. Venture Partners Inc., Novo A/S, Lakeview Capital Management, William Harris Investors, New England Partners and the Maryland Department of Business and Economic Development. (See BioWorld Today, May 19, 2004.)

Ackerman, who came to Panacos as a board member late last year, said the latest venture capital financing was independent of the merger. He became a board member at Vitex in 2000, following its merger with Pentose Pharmaceuticals Inc., a Cambridge, Mass.-based company at which he served as president and CEO.

Vitex had $14 million in cash at the end of its most recent quarter, which closed March 27, as well as about 47.7 million shares outstanding. The 39-employee company posted a $3.7 million net loss in the preceding three months, during which it also raised $10.9 million through a private placement.

The combined company will have about $27.9 million in cash.

Batch of New HIV Drugs Looks Promising

Medicines, Including Some That Attack the Virus in New Ways, Are Ready to Be Tested

By David Brown

Washington Post Staff Writer

Sunday, February 15, 2004; Page A14

SAN FRANCISCO — The pipeline of new AIDS drugs looks more promising than it has in years. Half a dozen medicines, including some that attack the virus in new ways, are poised to get their first real-world tests, and a larger number are in the preliminary stage of laboratory and animal studies.

Although many of the drugs will wash out and never be licensed by the Food and Drug Administration, the odds suggest that at least a few will successfully run the gantlet from brainstorm and test tube to license and blister pack.

There are currently 20 medicines available for use in the United States against the human immunodeficiency virus (HIV) that causes AIDS. More are needed, however, because one-third to one-half of people infected with HIV are unable to reach the goal of treatment — to stop all virus growth in the blood — with the existing antiretroviral medicines.

“You have a real revival in drug development at many companies,” said Robert Murphy, a physician at Northwestern University who is helping to test one of the more promising drugs for the Atlanta biotechnology company Pharmasset. “Something’s got to happen.”

AIDS researchers, gathered last week for the 11th Conference on Retroviruses and Opportunistic Infections, heard reports that numerous drugs in development can suppress growth of HIV just as well as existing medicines, and keep on working when the older drugs lose their effectiveness. These include several compounds that inhibit HIV’s entry into human cells, one that keeps it from maturing when it gets there, and one that forces its gene-transcribing machinery to commit so many errors that the virus collapses, broken, in a heap.

One of the more notable candidates is a drug in the original family of antiretrovirals, the so-called nucleoside reverse transcriptase inhibitors (NRTIs), that was pioneered by AZT in 1987. NRTIs prevent the virus from turning its genetic information into the form necessary for inserting it into human genes, where it takes up residence.

The new drug, called Reverset, has the three main properties sought in an NRTI. It can be given as a pill once a day; it does not damage cellular structures called mitochondria, which can lead to side effects; and it works on HIV that has evolved resistance to other medicines. In particular, Reverset acts against virus resistant to 3TC (lamivudine) and AZT, the two most commonly prescribed antiretrovirals.

In a brief, preliminary study in 30 HIV-infected patients, the compound dropped levels of HIV in the bloodstream steeply, making it undetectable in some cases.

“Nucleosides aren’t dead!” Murphy exulted as he described the drug’s performance to other researchers. If further studies confirm its usefulness and safety, Reverset could be on the market in three to four years, he said.

Also promising is a substance called “Schering D” (SCH-D), which blocks a structure on human cells called the CCR5 receptor. HIV must attach to that receptor, as well as to another one, to penetrate the cell. If the receptor is already occupied — for instance, by SCH-D — the virus cannot enter.

SCH-D suppressed HIV growth in 48 patients who took it in pill form for two weeks. It will be tested in a larger and longer study late in the spring, said a researcher from Schering-Plough, the company developing it.

Another drug that stymies HIV in the early stages of its attack on cells is BMS-488043, made by Bristol-Myers Squibb. It prevents a structure on the virus’s surface, called gp120, from attaching to the CD4 receptor on human cells. The latter is another receptor to which HIV must bind in the complicated docking-and-boarding process of infection.

“It works on a target that is distinct from other drugs. This is important particularly for individuals who are currently in ‘salvage’ therapy and are in need of a new class of drug,” said George Hanna, a Bristol-Myers researcher.

Further back in the pipeline and not yet tested in human beings are two compounds made by the biotech company AnorMED, of Langley, British Columbia. One blocks the CCR5 receptor and the other blocks a sister receptor, CXCR4, that HIV sometimes uses as an alternative. Used together, the compounds blocked HIV infection in laboratory tests.

A compound that uses a unique strategy is being developed by Koronis Pharmaceuticals, of Redmond, Wash. Called SN1212, it forces HIV’s gene-replicating machinery to make so many mistakes that the virus ceases to exist as a viable entity. Lab tests have failed to find or induce any HIV strains capable of resisting SN1212’s action. That property would give the compound obvious appeal, assuming it works in humans and is not otherwise harmful.

Another unusual substance that is about to face those hurdles is PA-457, made by Panacos Pharmaceuticals, of Gaithersburg. The company’s scientists call it a “maturation inhibitor,” as it blocks a step late in HIV’s replication cycle when new copies of the virus are packaged for export out of the cell, where they will infect more cells. No other AIDS drug acts on this step in the cycle.

David Martin, a Panacos researcher, said the company just received permission from the FDA to give PA-457 to a few healthy people, the first step in testing its safety. That will start in the next few weeks. If all goes well, the compound may be given to about 60 HIV-infected people sometime this summer.

Unlike most antiretroviral drugs, which are synthesized from scratch, PA-457 is a natural product. It is made from a substance in the bark of birch trees and plane trees called betulinic acid. It was discovered by K.H. Lee, a medicinal chemist at the University of North Carolina who is also an expert in herbal medicines.

© 2004 The Washington Post Company

Gaithersburg, Md.-Based Biotechnology Firm Is Acquired by Massachusetts Company

By William Patalon III, The Baltimore Sun

Knight Ridder/Tribune Business News

4 June 2004

The Baltimore Sun (KRTBN)

Jun. 4—Panaceas Pharmaceuticals Inc., a Gaithersburg-based biotech firm in which Maryland has an ownership stake, is being acquired by a publicly traded Massachusetts company for nearly $29 million in stock, with incentives that could boost the value of the deal to nearly $52 million.

Panacos and prospective parent V.I. Technologies Inc. announced the merger yesterday.

The deal “has enormous potential,” said John R. Barr, president and chief executive of the acquiring company, V.I. Technologies, or Vitex, of Watertown, Mass.

Panacos, established in November 2000, is a privately held firm that is working to develop antiviral drugs that operate in new ways. Its lead candidate, a compound it refers to as PA-457, is an oral anti-HIV drug its developers hope will block maturation of that virus and keep it from spreading. Vitex is working to develop products that improve blood-supply safety. Its proprietary Inactine technology, now in the final stage of human testing, essentially deactivates viruses, bacteria and other parasites — a major market opportunity, that company says.

Because the two companies are so close in focus, they should fit together well once the merger is finalized, probably late in the third quarter, Barr said. Shareholders for both companies, as well as the Securities and Exchange Commission, must approve the deal, Vitex said.

Panacos has raised $26 million in two rounds of financing. Maryland’s Enterprise Investment Fund has twice made investments of $250,000 — the first in 2000, and the second in 2002, according to the Maryland Department of Business and Economic Development (DBED).

Other investors include Ampersand Ventures, A.M. Pappas & Co., Mitsui & Co. Venture Partners Inc., New England Partners, William Harris Investors, Lakeview Capital Management, and Novo A/S, according to Panacos.

The first part of the merger deal calls for Vitex to issue 25 million shares of common stock in exchange for all shares of Panacos. At yesterday’s closing price of $1.15 for each Vitex share, that part of the deal would be worth about $28.75 million.

In addition, Vitex will issue as many as 20 million more shares of stock in the merged company to current Panacos shareholders depending upon how well the PA-457 anti-HIV drug candidate does in meeting some near-term clinical milestones, the two companies said. Based upon yesterday’s closing price for Vitex shares, that could mean an additional payday of as much as $23 million.

It wasn’t clear yesterday how much of that money Maryland stands to make on its investment: Vitex would not quantify the state’s ownership stake in Panacos, and DBED officials said it would take time to make those calculations.

Ann Quinn, managing director of the Maryland Venture Fund — which made the $500,000 Panacos investment — said the state will likely sell its Vitex shares as soon as it is permitted. There may be so-called “lockup” provisions, which designate how long an investment in a company must be held before it can be sold.

Clearly, “our [original] investment will remain intact,” Quinn said.

While the headquarters for the new company will be moved to Massachusetts, Vitex will likely be adding to the employment base in Maryland, Barr said. Vitex currently has 40 employees, while Panacos has about 20, he said.

© 2004, The Baltimore Sun. Used by permission.

13th International Symposium on HIV and Emerging Infectious Diseases. June 3-5, 2004. Toulon, France.

IDENTIFICATION AND CHARACTERIZATION OF THE

DETERMINANTS OF ACTIVITY OF THE HIV-1 MATURATION

INHIBITOR PA-457

F. Li1, D. Zoumplis1, C. Matallana1, C.S. Adamson2, N.R. Kilgore1,

M. Reddick1, G. P. Allaway1, D. E. Martin1, E. O. Freed2 and C. T.

Wild1.

[1]	Panacos Pharmaceuticals, Gaithersburg, MD. [2]National Cancer Institute, Frederick, MD.

We have previously demonstrated that the betulinic acid derivative, PA-457, potently inhibits HIV-1 replication by targeting a late step in Gag processing (Li, et al., Proc Natl Acad Sci U S A. 11:13555-13560, 2003). Specifically, PA-457 blocks the conversion of the capsid precursor (CA-SP1, p25) to mature capsid protein (CA, p24) resulting in the release of immature, non-infectious viral particles. Consistent with this novel mechanism of action, PA-457 retains activity against virus isolates resistant to the currently approved classes of HIV therapeutics. Results from in vitro selection experiments indicate that determinants of PA-457 activity reside in the region flanking the Gag CA-SP1 cleavage site. This presentation will describe our efforts to identify and characterize the molecular determinants of PA-457 activity.

Cold Spring Harbor Laboratory Meeting on Retroviruses. May 25-30, 2004. Cold Spring Harbor, NY.

DETERMINANTS OF ACTIVITY OF THE HIV-1 MATURATION

INHIBITOR PA-457 MAP TO THE N-TERMINAL HALF OF THE

GAG SP1 DOMAIN

F. Li1, D. Zoumplis1, C. Matallana1, C.S. Adamson2, N.R. Kilgore1,

M. Reddick1, G. P. Allaway1, E. O. Freed2 and C. T. Wild1.

[1]	Panacos Pharmaceuticals, Gaithersburg, MD. [2]National Cancer Institute, Frederick, MD.

We have previously demonstrated that the betulinic acid derivative, PA-457, potently inhibits HIV-1 replication by targeting a late step in Gag processing (Li, et al., Proc Natl Acad Sci U S A. 11:13555-13560, 2003). Specifically, PA-457 blocks the conversion of the capsid precursor (CA-SP1, p25) to mature capsid protein (CA, p24) resulting in the release of immature, non-infectious viral particles. SP1 is a small spacer peptide (varying in length from 13 to 19 amino acid residues) that separates the CA and NC proteins in the Gag polyprotein precursor. Genetic and morphological analyses have demonstrated a role for SP1 in HIV-1 assembly, release, and maturation. In vitro selection experiments indicate that determinants of PA-457 activity reside in the Gag SP1 domain. The focus of the current work is to fully characterize the role of SP1 in PA-457 activity. We generated a panel of viruses containing point deletions spanning the complete Gag SP1 domain. With the exception of residues at the N and C termini of SP1, none of the deletions resulted in significant Gag processing defects. The effects of these SP1 mutations on the ability of PA-457 to disrupt p25 processing and inhibit virus replication were examined. Our results demonstrate that the N-terminal half of SP1 is critical to PA-457 activity. Deletion of any single residue from position 2 to 7 of HIV-1 molecular clone NL4-3 (E2 A3 M4 S5 Q6 V7) resulted in a loss of PA-457 sensitivity. This observation is consistent with results from resistance selection experiments that identified the A1 and A3 positions as determinants of PA-457 activity. In contrast, deletion of any single residue from the C-terminal half of SP1 (T8 N9 P10 A11 T12 I13) had no effect on compound activity. Taken together, these findings support and extend previous observations that PA-457 is a specific inhibitor of CA-SP1 cleavage and serve as a first step in identifying the target for PA-457 antiviral activity.

Keystone Symposium on HIV Pathogenesis. April 12-18, 2004

Whistler, British Columbia, Canada

Potent In Vivo Antiviral Activity of the HIV-1 Maturation Inhibitor PA103001-01 C. A. Stoddart1, J. Bare1, and D. E. Martin2

Gladstone Institute of Virology and Immunology, University of California, San Francisco, San Francisco, CA 941031; Panacos Pharmaceuticals Inc., Gaithersburg, MD 208772

The anti-HIV-1 drug candidate, 3-O-(3’,3’-dimethylsuccinyl) betulinic acid (PA-457) has potent (IC50 approx. 10 nM) antiviral activity against multiple wild-type and drug-resistant clinical HIV-1 isolates and has recently been found to inhibit a late step in virion maturation involving conversion of the p25 capsid precursor to mature p24 capsid. Thus, PA-457 constitutes a new class of anti-HIV-1 compounds termed “maturation inhibitors.”

We evaluated the activity of the orally bioavailable salt form of PA-457, PA103001-01, against the HIV-1 X4 molecular clone NL4-3 in the SCID-hu Thy/Liv mouse model of HIV-1 infection. We inoculated the human thymus implants of 5–7 mice per group with 1,000 TCID50 of HIV-1 and treated them with PA103001-01 at 10, 30, and 100 mg/kg/day by twice-daily oral gavage until implant collection 3 weeks after inoculation. Implants were dispersed into single-cell suspensions and assessed for p24 by ELISA, for HIV-1 RNA by branched DNA assay, and for depletion of thymocyte subsets by multiparameter flow cytometry.

Treatment of NL4-3-infected mice with PA103001-01 reduced Thy/Liv implant viral load in a dose-dependent manner, causing reductions of 2.1 log10 (mean of 3.9 log10versus 6.0 log10 copies HIV-1 RNA per 106 cells for untreated mice), 0.9 log10, and 0.3 log10 (not significant) at 100, 30, and 10 mg/kg/day, respectivelyy. There were comparable dose-dependent reductions in implant p24. Importantly, treatment with PA103001-01 protected thymocytes from virus-mediated cytopathicity and depletion. Thymocyte protection was most evident at 30 mg/kg/day, perhaps because a dosage level of 100 mg/kg/day caused slight toxicity. There were few or no perturbations, however, in the thymocyte subsets of PA103001-01-treated mock-infected mice. Antiviral activity was confirmed in a second SCID-hu study with NL4-3.

This study confirms the potent in vivo anti-HIV activity of PA103001-01 and establishes a proof-of-principle for this new class of compounds. The preclinical profile and promising in vivo activity of PA103001-01 against HIV-1 in the absence of overt toxicity support further clinical development of this novel inhibitor.

11th Conference on Retroviruses and Opportunistic Infections. February 8-11, 2004, San Francisco.

Identification of Small Molecule HIV-1 Fusion Inhibitors

K Salzwedel*, K Crisafi, T Jackson, A Castillo, N Kilgore, M Reddick, G Allaway, and C Wild

Panacos Pharm., Gaithersburg, MD, USA

Background: Fusion inhibitors are a promising new class of HIV therapeutics that act by blocking conformational changes in the HIV envelope glycoprotein (Env) that drive fusion of the viral and cellular membranes during virus entry. Proof of concept for this therapeutic approach is provided by the recently approved inhibitor, T-20 (Fuzeon). However, T-20 is a peptide that must be injected twice daily and is expensive to manufacture. The identification of orally bioavailable small molecule fusion inhibitors would provide new therapeutic options for HIV/AIDS. Here we describe the use of a novel high-throughput screening assay to identify drug-like, small molecule inhibitors of HIV fusion.

Methods: We previously described the development of a high-throughput assay for the identification of HIV fusion inhibitors. Our approach identifies compounds that block conformational changes within the HIV Env protein that are critical for virus entry. The assay employs conformation-specific antibodies to monitor gp41 six-helix bundle formation in receptor-triggered, cell-surface-expressed Env protein. Antibody binding is detected using time-resolved fluorescence technology. Inhibitors of conformational changes in HIV Env are identified as those compounds that cause a reduction in the fluorescence signal resulting from antibody binding.

Results: We have used the above approach to screen diverse compound libraries. Several distinct structural families of compounds have been identified that inhibit HIV Env conformational changes without blocking gp120-CD4 binding and without targeting coreceptor interactions. Functional assays have confirmed that these compounds inhibit HIV-mediated cell fusion and virus entry with low micromolar EC50 in the absence of cytotoxicity.

Conclusions: Using a high-throughput screening assay, we have identified novel, drug-like small molecule inhibitors of HIV fusion with low-micromolar potency. Optimization of these hits is ongoing, with the goal of identifying fusion inhibitor lead candidates with improved potency and optimal ADMET properties.

PA-457: A potent HIV inhibitor that disrupts core condensation by targeting a late step in Gag processing

F. Li*, R. Goila-Gaur†, K. Salzwedel*, N. R. Kilgore*, M. Reddick*, C. Matallana*, A. Castillo*, D. Zoumplis*, D. E. Martin*, J. M. Orenstein‡, G. P. Allaway*, E. O. Freed†, and C. T. Wild*§

*	Panacos Pharmaceuticals Inc., 209 Perry Parkway, Gaithersburg, MD 20877; †Laboratory of Molecular Microbiology, National Institute of Allergy and Infectious Diseases, National Institutes of Health, Bethesda, MD 20892-0460; and ‡Department of Pathology, George Washington University Medical Center, Washington, DC 20037

Edited by John M. Coffin, Tufts University School of Medicine, Boston, MA, and approved September 2, 2003 (received for review July 24, 2003)

New HIV therapies are urgently needed to address the growing problem of drug resistance. In this article, we characterize the anti-HIV drug candidate 3-O-(3’,3’-dimethylsuccinyl) betulinic acid (PA-457). We show that PA-457 potently inhibits replication of both WT and drug-resistant HIV-1 isolates and demonstrate that the compound acts by disrupting a late step in Gag processing involving conversion of the capsid precursor (p25) to mature capsid protein (p24). We find that virions from PA-457-treated cultures are noninfectious and exhibit an aberrant particle morphology characterized by a spherical, acentric core and a crescent-shaped, electron-dense shell lying just inside the viral membrane. To identify the determinants of compound activity we selected for PA-457-resistant virus in vitro. Consistent with the effect on Gag processing, we found that mutations conferring resistance to PA-457 map to the p25 to p24 cleavage site. PA-457 represents a unique class of anti-HIV compounds termed maturation inhibitors that exploit a previously unidentified viral target, providing additional opportunities for HIV drug discovery.

The introduction of highly active antiretroviral therapy has led to a significant improvement in the prognosis for HIV-1-infected individuals. However, the emergence of virus isolates resistant to approved drugs can have a significant adverse impact on both treatment options and disease outcome. It is estimated that 40-45% of HIV-infected individuals harbor drug-resistant virus with a rapidly growing subgroup (5-10%) exhibiting resistance to all classes of reverse transcriptase (RT) and protease (PR) inhibitors (1). Treatment issues involving drug resistance are increasingly encountered in newly infected individuals. In a recent study, it was determined that in areas where antiretroviral therapy is widely used >25% of new HIV-1 infections involve viruses resistant to one or more approved drugs (2). Because resistant viruses are slower to respond to therapy, the time to suppression of viral load in patients infected with these isolates is markedly longer than observed for individuals harboring drug-sensitive strains. In addition, the time to virologic failure is significantly shorter among those infected with drug-resistant virus (3). These results highlight the need for new HIV treatment options.

Because of the large number of potential therapeutic targets, HIV assembly and budding have long been a focus of drug development efforts. HIV-1 assembly is driven largely by the Gag precursor protein Pr55Gag. After synthesis, Pr55Gag is transported to the plasma membrane where virus assembly occurs (4, 5). Through a complex combination of Gag-lipid, Gag-Gag, and Gag-RNA interactions, a multimeric budding structure forms at the inner leaflet of the plasma membrane. The budding virus particle is ultimately released from the cell surface in a process that is promoted by an interaction between the late domain in the p6 region of Gag (6, 7) and host proteins, most notably the endosomal sorting factor TSG101 (tumor susceptibility gene 101) (8-12). Concomitant with particle release, the viral PR cleaves Pr55Gag and Pr160GagPol. These processing events generate the mature Gag proteins matrix (MA), capsid (CA), nucleocapsid, and p6, two small Gag spacer peptides (SP1 and SP2), and the mature pol-encoded enzymes PR, RT, and integrase. Gag and GagPol cleavage triggers a structural rearrangement termed maturation, during which the immature particle transitions to a mature virion characterized by an electron-dense, conical core. The efficiencies with which PR cleaves its target sequences vary widely, resulting in a highly ordered Gag and GagPol processing cascade (13-15). The sequential nature of Gag processing can be disrupted by altering the amino acid sequence at cleavage sites within Gag (16-18), and even partial inhibition of Gag processing profoundly impairs virus maturation and infectivity (19). Mutating key residues in the p6 late domain (6-7, 20) or inhibiting the interaction between p6 and TSG101 (9, 11) also delays Gag processing and increases levels of the Gag cleavage intermediates p25 (CA-SP1) and p41 (MA-CA) in virions. It has also been reported that deletions in the dimer initiation site of the viral genomic RNA lead to an accumulation of p25 and a defect in virus maturation (21, 22).

Here, we report results from the characterization of 3-O-(3’,3’-dimethylsuccinyl) betulinic acid (PA-457), a potent HIV drug candidate that acts through a previously unidentified viral target to inhibit virus replication. PA-457 (Fig. 1A) was developed by activity-directed derivitization of betulinic acid, which was originally identified as a weak inhibitor (therapeutic index <5) of HIV-1 replication in a mechanism-blind screening assay (23, 24). We find that PA-457 exhibits a high degree of potency against both prototypic and clinical HIV-1 isolates and, importantly, retains its potent antiviral activity against a panel of viruses resistant to the three classes of approved drugs targeting the viral enzymes RT and PR. Using a series of in vitro experiments, we establish that the compound does not target the activities of the viral RT or PR. Consistent with a previous report, we found that PA-457 blocks HIV-1 replication at a late step in the virus life cycle (25). However, unlike that earlier work, we determined that the compound does not reduce the efficiency of virus particle release; rather, it induces a defect in Gag processing. Specifically, the cleavage of the CA precursor (p25) to mature CA (p24) is disrupted. Finally, by isolating and characterizing a PA-457-resistant isolate we show that the determinants of activity map to the p25 to p24 cleavage site. These observations demonstrate that PA-457 acts through a novel target to inhibit virus replication by disrupting p25 to p24

This paper was submitted directly (Track II) to the PNAS office.

Abbreviations: PA-457, 3-O-(3’,3’-dimethylsuccinyl) betulinic acid; TSG101, tumor susceptibility gene 101; MA, matrix; CA, capsid; SP, spacer peptide; PR, protease; RT, reverse transcriptase; EM, electron microscopy.

§To whom correspondence should be addressed. E-mail: cwild@panacos.com.

© 2003 by The National Academy of Sciences of the USA

www.pnas.org/cgi/doi/10.1073/pnas.2234683100	PNAS Early Edition | 1 of 6

Fig. 1. (A) The chemical structure of PA-457 (FW 584). (B) In vitro assays show that PA-457 does not affect HIV-1 PR function. After a 30-min incubation, PR-mediated processing of baculovirus-expressed Pr55Gag in the presence of high concentrations of PA-457 (dissolved in DMSO) is identical to that observed with no compound and compound (DMSO only) controls. Contrast these results with the complete block to PR function observed in the presence of the PR inhibitor indinavir at 0.5 µg/ml.

conversion, resulting in the formation of defective, noninfectious virus particles.

Materials and Methods

Compounds. PA-457 was prepared as described (23). The nucleoside RT inhibitor AZT was purchased from Sigma. The non-nucleoside RT inhibitor nevirapine and the PR inhibitor indinavir were obtained from the National Institutes of Health AIDS Research and Reference Reagent Program. The peptide entry inhibitor, T20, was commercially prepared (New England Peptide, Gardner, MA).

Plasmids and Virus Isolates. The HIV-1 molecular clone pNL4-3 (26) used in this study was obtained from the National Institutes of Health AIDS Research and Reference Reagent Program. The TSG-5’ expression vector pcGNM2/TSG-5’ (11) was a gift from Z. Sun (Stanford University, Stanford, CA). The pNL4-3/CA5 was a gift from H. G. Krausslich (Universitätsklinikum Heidelberg, Heidelberg). All drug-resistant HIV-1 isolates and WT viruses BZ167 (27), 92HT599, US1 (27), and 92US723 were obtained from the National Institutes of Health AIDS Research and Reference Reagent Program. HIV-2ROD and simian immunodeficiency virus Mac251 were provided by A. Langlois (Duke University, Durham, NC).

In Vitro Antiviral Activity Assays. Standard assay formats using either peripheral blood mononuclear cell or MT-2 cell line (28) targets were used to characterize the antiviral activity of PA-457. A multinuclear-activation galactosidase indicator (MAGI) assay (29) was used to determine whether PA-457 targeted an early or late step in viral replication. For detailed procedures, see Supporting Text, which is published as supporting information on the PNAS web site.

RT and PR activity. The effect of PA-457 on RT activity was determined by using the Roche Diagnostics chemiluminescent RT kit (catalogue no. 1828657). To characterize the effect of

Table 1. In vitro activity of PA-457 against clinical HIV-1 isolates

		Resistance, IC50, nM
Virus	Coreceptor use	PA-457	AZT	Nev	Ind
BZ167	R5/X4	4.5	2.2	31.1	1.2
92HT599	X4	13.9	10.1	39.2	10.7
US1	R5	6.2	0.9	22.1	1.9
92US714	R5	11.7	1.6	7.1	20.8
92US712	R5	20.1	10.0	65.5	14.5
92US723	R5/X4	5.1	1.2	26.8	3.9
Mean		10.3	4.3	40.0	8.8

Control compounds included zidovudine (AZT), nevirapine (Nev), and indinavir (Ind). Assays used phytohemagglutinin-stimulated peripheral blood lymphocytes as targets and p24 production on day 8 as an indicator of virus replication.

PA-457 on the activity of the viral PR enzyme, a cell-free fluorometric assay using a synthetic peptide substrate (Molecular Probes, H-2930) and in vitro HIV-1 Gag polyprotein processing experiments (30) were performed. For detailed procedures, see Supporting Text.

Radioimmunoprecipitation Assays, TSG-5’ Incorporation, and Electron Microscopy (EM) Analysis. Transfections, metabolic labeling, and EM analysis for the effect of PA-457 on Gag processing, virus release, TSG-5’ incorporation, and virus morphology were performed as described (11,31,32). For detailed procedures, see Supporting Text.

Selection for and Characterization of PA-457-Resistant Virus Isolates. PA-457-resistant isolates were selected by serial passage of WT NL4-3 in the MT-2 cell line in the presence of inhibitory concentrations of the compound. Virus replication during the selection processing was monitored by observing the formation of syncytia. The entire Gag and PR coding regions of the viral genome derived from a PA-457-resistant virus were amplified by using the high-fidelity RT-PCR kit (Pro-STAR Ultra HF, Strat-agene) and sequenced. The resistance-conferring mutation was further characterized by introducing the identical change into the parental NL4-3 backbone. This was accomplished by subcloning a 503-bp SpeI-ApaI gag fragment from the PA-457-resistant virus RT-PCR product into WT pNL4-3. For detailed procedures, see Supporting Text.

Results

In Vitro Activity of PA-457 Against WT and Drug-Resistant HIV-1 Isolates. In assays using patient-derived WT virus isolates, PA-457 exhibited a mean IC50 of 10.3 nM (Table 1). The compound retained this activity against virus isolates resistant to the approved RT and PR inhibitors (Table 2). In assays against these viruses, PA-457 exhibited a mean IC50 of 7.8 nM, which is similar to that observed against drug-sensitive HIV-1 strains (Table 2). With an average 50% cytotoxicity value of 25 µM (data not shown), the therapeutic index for PA-457 is >2,500. The compound’s antiviral activity was HIV-1 specific. In experiments using the related retroviruses HIV-2ROD and simian immunodeficiency virus MAC251 the IC50 values for PA-457 were >5 µM (data not shown).

PA-457 Does Not Block Virus Attachment or Entry or Inhibit RT or PR Activity in Vitro. Results from in vitro assays allow us to conclude that PA-457 does not block virus attachment or entry and does not affect the function of the viral RT (data not shown). The lack of effect on RT activity has been reported (24), and results from activity assays using HIV-1 isolates resistant to RT inhibitors support this observation (Table 2).

2 of 6 | www.pnas.org/cgi/doi/10.1073/pnas.2234683100	Li et al.

MEDICAL SCIENCES

Table 2. In vitro activity of PA-457 against drug-resistant virus isolates

			Resistance, IC50, nM
Virus	Phenotype	Genotype	PA-457	AZT	Nev	Ind
N119*	NNRTI	Y181C	5.1	—	>3,800 (>570x)	—
A17*	NNRTI	K103N/Y181C	5.4	—	3,000 (450X)	—
RF/41-D2*	PI	V82A	9.8	—	—	28.0 (4X)
RF/L/323-9-1*	PI	I84V	5.8	—	—	25.9 (4X)
M461/L63PV82T/l84V†	PI	M46I/L63P/V82T/I84V	12.8	—	—	101.9 (12X)
1495-2†	NRTI	K70R/T215Y/F	2.7	29.4 (7 X)	—	—
G910-11†	NRTI	T215Y/F	13.3	216.0 (50X)	—	—

Control compounds included zidovudine (AZT), nevirapine (Nev), and indinavir (Ind). Changes in activity from WT for drugs against resistant virus isolates are shown in parentheses.

*	Assays used MT 2 cell line targets and cell killing as an endpoint for virus replication.

†	Assays were carried out in a manner identical to that for clinical isolates.

A series of in vitro assays were carried out to determine the effect of PA-457 on the activity of the viral PR enzyme. In a cell-free fluorometric assay using a synthetic peptide substrate PA-457 had no effect on PR function at concentrations of 50µg/ml (data not shown). Experiments using a recombinant form of the Gag precursor protein Pr55Gag and assay formats sensitive to small changes in PR activity gave similar results. In one format, partial Gag processing was achieved by limiting PR concentration, allowing slight changes in enzyme activity to be detected by changes in the relative proportions of the intermediate Gag cleavage products. As shown (Fig. 1B), using this approach, after 30 min, Gag processing in samples treated with 50 µg/ml of PA-457 was identical to that observed in untreated controls. The second assay format involved following Pr55Gag processing as a function of time. This approach was particularly sensitive to the effect of test compounds on any single processing step (Fig. 6, which is published as supporting information on the PNAS web site). In this system, PA-457 exhibited no effect on PR activity. In both experiments, results obtained with PA-457 contrasted dramatically with the results seen with the PR inhibitor indinavir, which blocks all stages of Gag processing.

PA-457 Blocks a Late Step in Virus Replication. To characterize the inhibitory activity of PA-457 against early and late replication targets, a multinuclear-activation galactosidase indicator (MAGI) infectivity assay was used (Table 3). In this assay, the targets are HeLa cells stably expressing CD4, CXCR4, and CCR5 and harboring an integrated copy of the ß-galactosidase gene under transcriptional control of a truncated HIV-1 LTR. As shown in Table 3, the entry inhibitor T20, the nucleoside RT

Table 3. Results from a multinuclear-activation galactosidase indicator assay indicate that PA-457 blocks late in the virus life cycle

Inhibitor	% Decrease (ß-galactosidase)
DMSO	0
T20	98
AZT	82
Nevirapine	85
Indinavir	10
PA-457	12

The entry inhibitor T20 and the RT inhibitors AZT and nevirapine block replication before Tat protein expression, resulting in the inhibition of (ß-galactosidase expression. The PR inhibitor indinavir inhibits virus replication at a step post-Tat expression and has no effect on ß-galactosidase expression. PA-457 gives results similar to indinavir, indicating that it blocks virus replication at a point post-Tat expression. All compounds were added at time zero and tested at 5 µg/ml. inhibitor AZT, and the non-nucleoside RT inhibitor nevirapine caused significant reductions in ß-galactosidase gene expression in HIV-1-infected MAGI cells, indicating that they disrupt early entry or postentry events. In contrast, the PR inhibitor indinavir targets a late step in viral replication (after Tat expression) and does not inhibit virus infectivity in this system. Similar results were obtained with PA-457 as with indinavir, indicating that PA-457 blocks virus replication at a time point after the completion of viral DNA integration and Tat expression.

PA-457 Blocks a Late Step in Gag Processing: The Conversion of p25 to p24. To define further the target of PA-457 activity, we characterized the production of virus from infected cells treated with the compound. We observed that PA-457 had no effect on virus particle release, as determined by p24 production and Western blot analysis of culture supernatants from treated cultures (data not shown). Quantitative radioimmunoprecipitation analysis indicated that the efficiency of virus release in the presence of PA-457 was 110% (±27.5%) of that observed in the absence of drug. This analysis also indicated that the drug had no effect on gp160 processing (Fig. 2) or Env glycoprotein incorporation into virions (data not shown). However, we did observe abnormal

Fig. 2. Effect of PA-457 on virus particle production and Gag processing. HeLa cells were transfected with pNL4-3 and cultured in the absence or presence of indicated concentrations of PA-457. Two days posttransfection, cells were metabolically labeled for 2 h with 35S-Met/Cys. Cell lysates (Upper) and virus lysates (Lower) were immunoprecipitated with HIV Ig as described (11). The positions of virally encoded proteins gp160, gp120, Pr55Gag, p41Gag, p25, and p24 are indicated. Note the accumulation of p25 in the presence of PA-457.

Li et al.	PNAS Early Edition | 3 of 6

Fig. 3. PA-457 does not inhibit the Gag–TSG101 interaction. HeLa cells were transfected with pNL4-3 alone or cotransfected with a 1:1 DNA ratio of pNL4-3 and the TSG-5’ expression vector, pcGNM2/TSG-5’, which expresses an hem-agglutinin (HA)-tagged N-terminal TSG101 fragment (11, 32). Cells, either not treated or treated with the indicated concentration of PA-457, were meta-bolically labeled overnight with 35S-Met/Cys. Virus lysates were immunoprecipitated with HIV Ig (Upper). Virus lysates were also immunoprecipitated with anti-HA antiserum (11) (Lower). The positions of virally encoded proteins p25, and p24 and TSG-5’ are indicated.

Gag protein processing in virus generated in the presence of compound.

Radioimmunoprecipitation analyses (Fig. 2) revealed that, in a dose-dependent manner, PA-457 specifically inhibited the conversion of p25 (CA-SP1) to p24 (CA) as increased levels of p25 were detected in both cell and virion lysates (Fig. 2). This defective Gag processing phenotype was also observed by Western blot analysis when NL4-3-infected U87.CD4.CXCR4 cells or phytohemagglutinin-stimulated peripheral blood mononuclear cells were treated with PA-457 (data not shown). We also analyzed the effect of PA-457 by pulse–chase analysis. The results confirmed that the compound does not alter the kinetics of virus particle production but disrupts the conversion of p25 to p24, as elevated levels of p25 were observed in both cell and virion lysates (data not shown). Thus, using several approaches, we demonstrated that PA-457 did not affect the assembly and release of virus particles but rather specifically inhibited the conversion of p25 to p24.

PA-457 Does Not Disrupt the Gag-TSG101 Interaction. As noted in the Introduction, disruption of the interaction between HIV-1 Gag and TSG101 inhibits the conversion of p25 to p24 (6,7,9,11,20). To test whether PA-457 disrupts p25 processing by preventing the Gag–TSG101 interaction, we measured the incorporation of the N-terminal, Gag-binding domain of TSG101 (TSG-5’) into virions. HeLa cells were cotransfected with pNL4-3 and the TSG-5’ expression vector (11, 32) in the presence and absence of PA-457. The incorporation of TSG-5’ into virions, which requires a specific interaction between the p6 late domain and TSG101 (11), was measured by radioimmunoprecipitation analysis. As reported (11), TSG-5’ disrupts the interaction between Gag and TSG101 resulting in markedly reduced levels of virion-associated Gag. The levels of TSG-5’ incorporation into virions were not affected by PA-457, indicating that the compound does not act by blocking the Gag–TSG101 interaction (Fig. 3).

PA-457 Blocks Normal Virion Maturation. To determine whether the PA-457-induced defect in p25 to p24 processing affected virus morphology we performed EM analysis. In the absence of PA-457, cells transfected with pNL4-3 produced virus particles with the classical mature morphology characterized by the presence of condensed, conical cores (Fig. 4A). In contrast, virus from cells treated with PA-457 lacked conical cores. Instead, these virions displayed spherical, acentric cores and were further distinguished from the untreated particles by the presence of an additional electron-dense layer inside the viral membrane (Fig. 4B). This morphology, particularly the additional electron-dense layer, is also found in particles produced by the pNL4-3/CA-5 mutant, which contains substitutions that block the processing of CA-SP1 to CA (17) (Fig. 4C). Taken together, these results indicate that PA-457 blocks proper virion maturation.

Selection for and Characterization of PA-457-Resistant Virus Isolates. To elucidate in more detail the mechanism of action of PA-457, resistant isolates were selected by serial passage of WT NL4-3 in the presence of inhibitory concentrations of compound. After ≈8 weeks in culture, a virus resistant to concentrations of >1 µg/ml PA-457 was isolated. To identify mutations responsible for PA-457 resistance the Gag and PR coding regions from the resistant virus were sequenced. We identified a single mutation encoding an amino acid change (A to V) at the N terminus of SP1 (Fig. 5A). To determine whether the A-to-V mutation could confer PA-457 resistance, we introduced this substitution into the NL4-3 backbone to generate the NL4-3 SP1/A1V mutant. We then compared the effect of PA-457 treatment on WT vs. SP1/A1V Gag processing. As shown earlier (Fig. 2), PA-457 disrupted the processing of WT p25 to p24, leading to an accumulation of p25 in both cell and virion fractions (Fig. 5B). In striking contrast, PA-457 had no effect on the processing of the mutant Gag, as no p25 was detected even at a concentration

Fig. 4. Thin-section EM analysis of virions produced from PA-457-treated cells. HeLa cells were transfected with pNL4-3 (A and B) or pNL4-3/CA-5 (C) and were not treated (A and C) or treated (B) with PA-457. Two days posttransfection, cells were fixed and analyzed by thin-section EM. Arrowheads in A indicate mature, conical cores; arrows in B and C indicate the crescent-shaped, electron-dense layer inside the viral membrane that results from inhibition of p25 processing. (Bar: ≈ 100 nm.)

4 of 6 | www.pnas.org/cgi/doi/10.1073/pnas.2234683100	Li et al.

Fig. 5. Virus selected for resistance to PA-457 contains a single amino acid change in the CA/SP1 cleavage site. (A) Single amino acid mutation was identified in the resistant virus that was not present in the virus passaged in the absence of PA-457, an alanine to valine substitution at the N terminus of SP1 (SP1/A1V). Arrows indicate the site of CA-SP1 cleavage by HIV-1 PR. (B) Effect of PA-457 on Gag processing of the PA-457-resistant mutant SP1 /A1V. HeLa cells were transfected with pNL4-3 or the pNL4-3 SP1/A1V mutant and cultured in the absence or the presence of the indicated concentrations of PA-457. Two days posttransfection, cells were metabolically labeled for 2 h with 35S-Met/Cys. Cell lysates (Upper) and virus lysates (Lower) were immu-noprecipitated with HIV Ig. The positions of virally encoded proteins gp160, gp120, Pr55Gag, p41Gag, p25, and p24 are indicated.

of 1 µg/ml. In addition, and consistent with the biochemical results (Fig. 5B), we observed no effect of PA-457 on the morphology of SP1/A1V mutant virions (data not shown). These results indicate that the A-to-V substitution at the p25 cleavage site confers PA-457 resistance.

Discussion

PA-457 was shown to be a potent in vitro inhibitor of HIV-1 replication. In assays using patient-derived WT virus isolates, PA-457 exhibited a mean IC50 of 10.3 nM. This value compared well with the approved drugs AZT and indinavir (4.3 and 8.8 nM, respectively) and was significantly lower than the mean IC50 observed for the non-nucleoside RT inhibitor nevirapine (40.0 nM). With an average 50% cytotoxicity value of 25 µM, the therapeutic index for PA-457 is > 2,500. Importantly, PA-457 exhibited a similar level of activity against a panel of virus isolates resistant to the three classes of drugs targeting the viral RT and PR enzymes. In these experiments, PA-457 retained its low nanomolar activity, whereas the approved drugs exhibited losses in activity ranging up to >500-fold against the resistant isolates. Interestingly, the compound’s antiviral activity was HIV-1-specific. PA-457 was inactive against the related retro-viruses HIV-2 and simian immunodeficiency virus in cell-based replication assays.

The results of this study allow us to conclude that PA-457 acts through a previously unidentified target to block virus replication. We, and others, have demonstrated that the compound does not effect virus attachment or entry and does not disrupt activity of the viral RT or PR enzymes (25). Kanamoto et al. (25) reported that PA-457 inhibited virus release from infected cells, a result we were unable to reproduce in this study. In that report the authors based their conclusion on EM results from PA-457-treated infected cells, an approach that does not allow quantitative assessment of virus release. In contrast, using a variety of assays, including quantitative radioimmunoprecipitation analysis, we demonstrate that PA-457 does not affect virus particle production, but rather inhibits p25 processing and virion maturation.

We showed that virus generated in the presence of PA-457 exhibited a defect late in the Gag processing cascade. Specifically, the conversion of the CA precursor (p25) to mature CA protein (p24) was blocked. As mentioned in the Introduction, correct processing of Pr55Gag is critical to the formation of mature infectious viral particles. The p25 CA processing intermediate consists of the CA protein linked to a 14-aa SP1 that separates CA from nucleocapsid. It has been demonstrated that mutations that block this processing step result in the production of noninfectious viral particles with aberrant cores (16-18). An intriguing observation involved the specificity of the effect. The block to Gag processing was not global but rather appeared to be limited to the p25 to p24 cleavage event. Thin-section EM indicated that the defect in the conversion of p25 to p24 induced by PA-457 led to the formation of virions that displayed aberrant particle morphology. This abnormal core morphology contrasts with the cone-shaped CA structure normally associated with mature infectious HIV-1 particles.

In an effort to identify the molecular determinants of PA-457 activity we selected for and genotyped PA-457-resistant virus. In these experiments we identified a single mutation encoding an amino acid change (A to V) at the N terminus of SP1 (Fig. 5A). The change at this position (flanking the CA/SP1 cleavage site) is consistent with the observation that PA-457 disrupts p25 processing. Although the mechanism of PA-457 resistance remains to be determined, we propose two possibilities. If the N terminus of SP1 serves as a target for PA-457 the A-to-V change could disrupt the ability of the compound to interact with this region of Gag thereby reducing activity. Alternatively, if PA-457 activity involves interactions with a higher-order Gag structure, the A-to-V substitution could alter that structure in a way that affects PA-457 binding and activity. As we gain insight into the molecular target for this compound the mechanism of resistance should become clear. Interestingly, the A-to-V mutation has been reported to reduce HIV-1 replicative fitness compared with WT (33). Significantly, no mutations in the PR coding region were found.

Several models could explain the mechanism by which PA-457 blocks p25 processing. (i) The compound could alter the enzymatic activity of PR such that it inefficiently recognizes the CA/SP1 cleavage site. Because cleavage at this site is not inhibited in our in vitro assays, the effect would have to be specific for PR in the context of an assembled virion. (ii) PA-457 could affect RNA encapsidation, dimerization, or dimer maturation (34, 35) such that p25 processing is inhibited. According to this model, the compound would induce an effect analogous to that imposed by deletions in the RNA dimer initiation site, which have been reported to inhibit p25 processing (21, 22). (iii) PA-457 could bind directly to Pr55Gag or Gag processing intermediates to disrupt CA/SP1 cleavage. Such an interaction could result in changes to the global conformation of Gag such that the ability of PR to cleave at the CA/SP1 processing site is inhibited. Alternatively, the compound could bind directly to the CA/SP1 cleavage site and disrupt p25 processing by blocking PR access to this site. Because PA-457 does not appear to block p25 processing in vitro, the effect would have to be specific for Gag

Li et al.	PNAS Early Edition | 5 of 6

in the context of a higher-order structure. The specificity of the compound for the p25 processing event, coupled with the location of the mutation that confers PA-457 resistance, provide support for this last model.

Unlike a number of other novel HIV-1 inhibitors, including a recently described CA-binding compound (36), PA-457 exhibits many of the properties considered necessary for a drug-development candidate. An in vitro IC50 value similar to that of approved drugs coupled with activity against drug-resistant virus isolates satisfies the first set of HIV therapeutic development criteria. Additional in vitro studies have established that PA-457 is not rapidly metabolized in the presence of human liver microsomes and does not significantly inhibit the activity of cytochrome P450 liver isoforms (unpublished data). Specifically, the IC50 value for the inhibition of CYP3A4 catalytic activity was >120 µM (data not shown). These results suggest that the compound should exhibit a suitable in vivo half-life when administered to humans and a reduced likelihood for the types of drug–drug interaction problems often observed in multidrug HIV therapeutic regimens. Importantly, experimental formulations have been identified that result in high levels of oral bioavailability. In rodent models >50% oral bioavailability has been achieved with plasma concentrations in excess of 25 µM after a single 25 mg/kg oral dose (unpublished work). Overall, these results support further development of this drug candidate.

In summary, our results have established that PA-457 inhibits HIV-1 replication by a unique mechanism of action and represents a member of an emerging class of compounds that block virus maturation. Importantly, in characterizing the mechanism of action of this compound, we have identified a highly conserved target for HIV-1 therapeutic development. This observation is particularly significant as the percentage of HIV-infected individuals harboring drug-resistant strains grows and the need for new drugs active against these virus isolates increases. The preclinical profile of PA-457 places it on the short list of therapeutic development candidates that closely fit the needs of today’s treatment-experienced HIV-1-infected patient population. Results of ongoing and future studies with PA-457 and similar compounds will determine the therapeutic potential for this class of inhibitors that target Gag CA-SP1 processing and block HIV-1 maturation.

We acknowledge K. H. Lee at the University of North Carolina for his contribution to the original discovery of PA-457 and for providing material used in this work. We thank Z. Sun for plasmid pcGNM2/TSG-5’, H. Krausslich for plasmid pNL4-3/CA-5, and K. Strebel, A. Ono, D. Demirov, and M. Shehu-Xhilaga for critical review of the manuscript. This study was funded in part by National Institutes of Health Grant R43 AI51047 (to G.P.A.).

1.	LaBonte, J., Lebbos, J. & Kirkpatrick, P. (2003) Nat. Rev. Drug Discov. 2, 345–346.

2.	Grant, R. M., Hecht, F. M., Warmerdam, M., Liu, L., Liegler, T., Petropoulos, C. J., Hellmann, N. S., Chesney, M., Busch, M. P., Kahn, J. O., et al. (2002) J. Am. Med. Assoc. 288, 181–188.

3.	Little, S. J., Holte, S., Routy, J. P., Daar, E. S., Markowitz, M., Collier, A. C., Koup, R. A., Mellors, J. W., Connick, E., Conway, B., et al. (2002) N Engl. J. Med. 347, 385–394.

4.	Swanstrom, R. & Wills, J. W. (1997) in Retroviruses, eds. Weiss, R., Teich, N., Varmus, H. & Coffin, J. M. (Cold Spring Harbor Lab. Press, Plainview, NY), pp. 263–334.

5.	Freed, E. O. (1998) Virology 251, 1–15.

6.	Gottlinger, H. G., Dorfman, T., Sodroski, J. G. & Haseltine, W. A. (1991) Proc. Natl. Acad. Sci. USA 88, 3195–3199.

7.	Huang, M., Orenstein, J. M., Martin, M. A. & Freed, E. O. (1995) J. Virol. 69, 6810-6818.

8.	VerPlank, L., Bouamr, F., LaGrassa, T. J., Agresta, B., Kikonyogo, A., Leis, J. & Carter, C. A. (2001) Proc. Natl. Acad. Sci. USA 98, 7724–7729.

9.	Garrus, J. E., von Schwedler, U. K., Pornillos, O. W., Morham, S. G., Zavitz, K. H., Wang, H. E., Wettstein, D. A., Stray, K. M., Cote, M., Rich, R. L., et al. (2001) Cell 107, 55-65.

10.	Martin-Serrano, J., Zang, T. & Bieniasz, P. D. (2001) Nat. Med. 7, 1313–1319.

11.	Demirov, D. G., Ono, A., Orenstein, J. M. & Freed, E. O. (2002) Proc. Natl. Acad. Sci. USA 99, 955-960.

12.	Freed, E. O. (2002) J. Virol. 76, 4679–4687.

13.	Krausslich, H. G., Schneider, H., Zybarth, G., Carter, C. A. & Wimmer, E. (1988) J. Virol. 62, 4393–4397.

14.	Mervis, R. J., Ahmad, N., Lillehoj, E. P., Raum, M. G., Salazar, F. H., Chan, H. W. & Venkatesan, S. (1988) J. Virol. 62, 3993–4002.

15.	Erickson-Viitanen, S., Manfredi, J., Viitanen, P., Tribe, D. E., Tritch, R., Hutchison, C. A., Loeb, D. D. & Swanstrom, R. (1989) AIDS Res. Hum. Retroviruses 5, 577–591.

16.	Krausslich, H. G., Facke, M., Heuser, A. M., Konvalinka, J. & Zentgraf, H. (1995) J. Virol. 69, 3407–3419.

17.	Wiegers, K., Rutter, G., Kottler, H., Tessmer, U., Hohenberg, H. & Krausslich H. G. (1998) J. Virol. 72, 2846–2854.

18.	Accola, M. A., Hoglund, S. & Gottlinger, H. G. (1998) J. Virol. 72, 2072–2078.

19.	Kaplan, A. H., Zack, J. A., Knigge, M., Paul, D. A., Kempf, D. J., Norbeck, D. W. & Swanstrom, R. (1993) J. Virol. 67, 4050–4055.

20.	Demirov, D. G., Orenstein, J. M. & Freed, E. O. (2002) J. Virol. 76, 105–117.

21.	Liang, C., Rong, L., Laughrea, M., Kleiman, L. & Wainberg, M. A. (1998) J. Virol. 72, 6629–6636.

22.	Liang, C., Rong, L., Cherry, E., Kleiman, L., Laughrea, M. & Wainberg, M. A. (1999) J. Virol. 73, 6147–6151.

23.	Fujioka, T., Kashiwada, Y., Kilkuskie, R. E., Cosentino, L. M., Ballas, L. M., Jiang, J. B., Janzen, W. P., Chen, I. S. & Lee, K. H. (1994) J. Nat. Prod. 57, 243–247.

24.	Kashiwada, Y., Hashimoto, F., Cosentino, L. M., Chen, C. H., Garrett, P. E. & Lee, K. H. (1996) J. Med. Chem. 39, 1016–1017.

25.	Kanamoto, T., Kashiwada, Y., Kanbara, K., Gotoh, K., Yoshimori, M., Goto, T., Sano, K. & Nakashima, H. (2001) Antimicrob. Agents. Chemother. 45, 1225–1230.

26.	Adachi, H., Gendelman, H. E., Koenig, S., Folks, T., Willey, R., Rabson, A. & Martin, M. A. (1986) J. Virol. 59, 284–291.

27.	Michael, N. L., Herman, S. A., Kwok, S., Dreyer, K., Wang, J., Christopherson, C., Spadoro, J. P., Young, K. K., Polonis, V., McCutchan, F. E., et al. (1999) J. Clin. Microbiol. 37, 2557–2563.

28.	Roehm, N. W., Rodgers, G. H., Hatfield, S. M. & Glasebrook, A. L. (1991) J. Immunol. Methods 142, 257–265.

29.	Kimpton, J. & Emerman, M. (1992) J. Virol. 66, 2232–2239.

30.	Morikawa, Y., Shibuya, M., Goto, T. & Sano, K. (2000) Virology 272, 366–374.

31.	Freed, E. O., Orenstein, J. M., Buckler-White, A. J. & Martin, M. A. (1994) J. Virol. 68, 5311–5320.

32.	Sun, Z., Pan, J., Hope, W. X., Cohen, S. N. & Balk, S. P. (1999) Cancer 86, 689–696.

33.	Liang, C., Hu, J., Russell, R. S., Roldan, A., Kleiman, L. & Wainberg, M. A. (2002) J. Virol. 76, 11729–11737.

34.	Fu, W. & Rein, A. (1993) J. Virol. 67, 5443–5449.

35.	Fu, W., Gorelick, R. J. & Rein, A. (1994) J. Virol. 68, 5013–5018.

36.	Tang, C., Loeliger, E., Kinde, I., Kyere, S., Mayo, K., Barklis, E., Sun, Y., Huang, M. & Summers, M. F. (2003) J. Mol. Biol. 327, 1013–1020.

6 of 6 | www.pnas.org/cgi/doi/10.1073/pnas.2234683100	Li et al.